Filed by National Penn Bancshares, Inc.
pursuant to Rule 425 under the
Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12 under the
Securities and Exchange Act of 1934, as amended

Subject Company: KNBT Bancorp, Inc.
Filer’s Commission File No.: 000-22537-01

NATIONAL PENN and KNBT MERGER INVESTOR PRESENTATION
September 7, 2007 at 10:00 A.M.

Mike Reinhard:     Good morning and welcome to National Penn Bancshares, Inc.'s Special Webcast to discuss its merger with KNBT Bancorp.  We’re glad that you are able to join us. Questions will be accepted during the conference call via email. Please use the email button located on the conference call screen to ask your question. Due to time constraints, we may not be able to respond to all of your emails. During this presentation, we will be referring to various slides.  The presentation and slides will be available on our Web site as well as filed with the Securities and Exchange Commission following our Webcast.

[SLIDE 2]
This presentation contains forward-looking information that is intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995.  Many of these factors are listed on the slide on your screen.  I’ll give you a moment to review slide 2.  (PAUSE)

[SLIDE 3]
Additional information about National Penn and KNBT and where you may find it is identified on the slide on your screen.  I will give you a moment to review the information on slide 3. (PAUSE)

I will now turn today's presentation over to Glenn E. Moyer, President and Chief Executive Officer of National Penn Bancshares.

Glenn Moyer:      Thank you Mike. Good morning everyone. The purpose of our call is to discuss National Penn Bancshares' announcement this morning of our definitive merger agreement with KNBT Bancorp of Bethlehem, Pennsylvania. Joining me on our call today is Scott Fainor, President and Chief Executive Officer of KNBT Bancorp and Mike Reinhard, Group Executive Vice President and CFO of National Penn Bancshares. I’ll be joined by Scott in providing an overview of the strategic rationale for the merger, our resulting market position as well as our plans for integrating the two companies. I’ll then turn it over to Mike who will cover the financial aspects of the transaction.  Scott and I will then be available to take any questions you may have submitted via email.

Let’s start by turning to Slide 4 which provides some of the highlights of this combination.

[SLIDE 4]
Scott and I are delighted to be able to share the news of our merger agreement with you this morning. We are quite excited and share a high level of enthusiasm for the opportunities and benefits created by this combination.

We don’t need to tell anyone on this call of the challenges facing our industry today.  These industry pressures have created a mandate for the leadership of banking companies such as ourselves to take decisive action that results in a more efficient, more profitable, more customer focused organization. Many of you have heard me speak for some time of the advantages of a transformative transaction such as this one and how this alternative should be an item of discussion in most bank board rooms. It has been in ours. Our combination with KNBT embodies some of the very best of the advantages that we envisioned that come with a transformative transaction.

The new company will own leadership positions in some of our most important markets in eastern Pennsylvania. The next point you see is on management. In challenging times, one key source of differentiation is depth and quality of management. As Scott and I look at our new leadership team, we firmly believe that we possess a depth and quality of management found only in much larger organizations. One of the top priorities of our new management team will be the successful integration of our two companies. Although large in size, we view this as a relatively low risk integration effort. Most, if not all, of both companies’ key managers are graduates of prior successful conversion efforts. The cost savings are well defined, readily achievable, and no heroic assumptions were used to get to any specific number. Both teams have demonstrated an ability to keep their eye on the customer during conversions such as this. Lastly, we believe that the financial benefits of this merger are compelling to both sets of shareholders. The transaction is expected to be accretive to both earnings per share and tangible book value in 2008.

We plan to spend more time with you this morning in each of these areas. But first let me turn it over to Scott who will provide you with some background on KNBT. Scott.

[SLIDE 5]
Scott Fainor. Thank you Glenn. Good morning everyone. Like Glenn, I’m delighted to be here this morning to share the news of this important and exciting transaction for National Penn and KNBT. For those of you who are not as familiar with KNBT, let me provide you with some background.

As shown on Slide 5, KNBT is headquartered in Bethlehem, PA. We are a $2.9 billion organization with 56 community offices and 825 employees serving Lehigh, Northampton, Carbon, Luzerne, Schuylkill and Monroe counties. Our company has been in existence for over 80 years. A major milestone in our history was the 2003 mutual-to-stock conversion coincident with the merger of Keystone Savings Bank and First Colonial Group and its Nazareth National Bank subsidiary. I have served as President and CEO at KNBT Bancorp since the time of that merger. We are now the largest banking company based in the Lehigh Valley. Our organization prides itself on its commitment to world class community banking.  One of the things that attracted us to National Penn was a similarity in operating philosophies and a shared unwavering focus on the customer. We view the combination with National Penn as the next logical step in the growth and development of the KNBT franchise.

I’d now like to turn it back to Glenn who will review the basic terms of the merger. Glenn.

[SLIDE 6]
Glenn Moyer. Slide 6 summarizes some of the terms of the transaction. The new company will be named National Penn Bancshares and National Penn Bank although we will continue to use the KNBT name in the six counties currently served by KNBT. The headquarters will be based in Boyertown. As you probably saw in our release this morning, I will serve as President and Chief Executive Officer of National Penn Bancshares and Chairman of National Penn Bank. Scott Fainor will join us as Senior Executive Vice President and Chief Operating Officer of National Penn Bancshares and President and Chief Executive Officer of National Penn Bank. The new board will consist of 15 directors – 10 from National Penn and 5 from KNBT.

In terms of transaction structure, this will be a 100% stock transaction at a one-for-one exchange ratio, which will be adjusted to 1.03 following a 3% stock dividend to be paid by National Penn on September 28. The new company will have an initial dividend of 16.75 cents per share which was the most recent National Penn per share dividend. Mutual due diligence was completed this past week. Next slide please.

[SLIDE 7]
Cost savings are estimated at $26.2 million, approximately 32% of KNBT’s expense base and approximately 12.1% of the combined company’s cost base. We’ll review the details of these items with you a bit later. We see meaningful revenue synergies as part of this transaction but have not factored these benefits into any of the financial analyses you will see shortly. The transaction is subject to customary regulatory approvals and will be subject to the approval of both KNBT and National Penn shareholders. We anticipate closing for late in the first quarter of 2008. Next slide please.

[SLIDE 8]
Slide 8 shows the geographic coverage of our new franchise. As you can see, this transaction moves National Penn strongly into the Lehigh Valley and, outside of State College on a football Saturday, the third-largest MSA in Pennsylvania. The transaction also moves us into some areas of northern Pennsylvania that may be more modestly growing but are an excellent source of lower cost deposits. Next slide please.

[SLIDE 9]
As shown here, the combined organization will rank 9th in Pennsylvania in terms of statewide deposits.

[SLIDE 10]
Slide 10 shows that as a result of this transaction, National Penn will become the 5th largest banking company, measured by total assets, headquartered in Pennsylvania.

[SLIDE 11]
On the next slide we see National Penn’s resulting market position in a number of very important markets for us. We’ll become the number one player in Northampton county and own the number 2 position in Berks and Lehigh Counties.  We consider these to be highly desirable markets for us and this transaction represents a logical next move for us from a geographic fill-in standpoint. Next slide please.

[SLIDE 12]
As shown on this slide, the resulting organization will be better balanced in terms of its mix of commercial and consumer loan exposures. Our due diligence of this portfolio gave us  confidence in its quality and in the credit professionals charged with overseeing it. National Penn’s overall deposit mix will not change much, but we will have access to the benefits of KNBT’s relatively lower cost deposit base. Next slide please.

[SLIDE 13]
Slide 13 shows another view of the pro-forma loan portfolio as well as some key credit quality measures. The combined company’s loan portfolio will exceed $5.5 billion and is expected to shown continuing strong credit quality results. Next slide please.

[SLIDE 14]
You have heard me talk in the past about National Penn’s commitment to the wealth management, trust and brokerage businesses. These are high growth areas with attractive profit margins that fit naturally with our core banking activities.  With the addition of Christiana Bank & Trust and KNBT, National Penn’s total assets under administration and management will be approximately $6.7 billion. As of the first quarter of this year, the number for National Penn on a stand-alone basis was approximately $2.7 billion. With the Christiana and KNBT strategic transactions, we will have increased that number by $4.0 billion or 148%. [PAUSE]   Next slide please.

[SLIDE 15]
Many executives in our new senior leadership team share prior work histories in much larger organizations. As we take our new organization forward, we will strive to achieve a level of performance excellence in each of the key business areas outlined on this slide while maintaining a laser like focus on growth and profitability.   Next slide please.

[SLIDE 16]
Let me take a few moments to talk about the new organization structure before turning it over to Scott who will cover the integration process. Scott and I have invested a great deal of time discussing our common strategy and the resulting organizational structure that best positions us for success going forward. Our basic philosophy was to select the best possible candidate for each leadership position while having a bias toward a relatively streamlined management structure. Slide 16 provides the high level organization chart while Slide 17 shows how we have filled some of the key executive positions.

[SLIDE 17]
We have made decisions on all of the key leadership positions, which would represent the names on this chart plus the next level of senior managers. We felt that it was important to have this team established at the outset so that we can move with one voice and a common purpose to the important task of integrating our two organizations.

One change that I’d like to discuss on this chart is that, as part of this transaction, Mike Reinhard has been named Chief Financial Officer of National Penn Bancshares. Mike has 28 years in progressively responsible positions at National Penn and is well equipped to lead our finance function going forward. Gene Sobol, currently Chief Financial Officer of KNBT, has agreed to stay on in a consulting capacity following closing and his retirement from fulltime employment. Gary Rhoads, currently Chief Financial Officer of National Penn, will become CFO of National Penn Bank and will serve as the holding company’s Chief Accounting Officer. We look forward to working with both Gene and Gary in their new assignments.

I said it before but it bears repeating-we firmly believe that we possess a depth and quality of management found only in much larger organizations. Many of our senior leaders can claim successful careers at organizations such as Wachovia, Meridian, First Union and CoreStates and will blend well with the “home grown” talent in which both National Penn and KNBT.

I would now like to turn the call over to Scott Fainor, who will discuss our plans for integration.  Scott.

[SLIDE 18]
Scott Fainor:           Thanks Glenn.

As shown on Slide 18, one of our overarching goals will be 100% customer retention. I have been through a number of merger integrations in my career and know that this is not only possible but also a necessary target to strive for.

Jorge Leon from National Penn and Carl Kovacs from KNBT will serve as Co-Heads of the merger integration team. I’ve worked with Jorge at Wachovia and Carl at KNBT and have great confidence in their ability to provide the leadership necessary to make this integration happen in a successful fashion. Next slide please.

[SLIDE 19]
Although there will be a lot of very hard work involved, we don’t view this as an especially complex integration. We see a very clear path to the realization of the targeted cost savings without having to make any unrealistic assumptions. We start this process with many of us having worked together on projects of this nature in the past. National Penn has an excellent track record on integrating acquired organizations. The Christiana Bank & Trust conversion is relatively straight forward and should be done in plenty of time before the conversion of KNBT. Next slide please.

[SLIDE 20]
I won’t spend a lot of time on this one but suffice it to say that we have already identified numerous areas where we can generate incremental revenues and growth through the cross selling of products and services. We will have a team committed to further defining and implementing these revenue realization strategies. However, as we say on this slide, no revenue synergies were assumed in the financial modeling of this transaction.

I’ll now turn the call over to Mike Reinhard who will review the financial aspects of this transaction.

[SLIDE 21]
Thank you Scott. We like the financial benefits of this transaction and the value it stands to create for both sets of shareholders. Slide 21 illustrates the expected impact on National Penn’s earnings per share in 2008 and 2009. As you can see, we expect the transaction to be accretive to EPS by 4 cents in 2008 and 2009 on a GAAP basis, and by 9 cents per share each year on a cash basis. Next slide please.

[SLIDE 22]
The transaction is also expected to be accretive to tangible book value per share in 2008 and bolster other key capital ratios for us. As I think about the universe of banking transactions that have been announced in recent years, very few, I believe, could state that they expected their deals to be accretive to both earnings per share and tangible book value per share.

[SLIDE 23]
Glenn and Scott referenced the cost savings we expect to obtain as part of this transaction. Slide 23 provides a schedule of the types of savings we expect and the timing of their realization. Being part of this review process, I believe that the savings are achievable without putting any undue risk on the quality of our operating processes or services. We believe that our new cost structure will better position us for the pressures facing our industry in the years ahead. Of note on the slide is the fact that we anticipate our efficiency ratio decline to 53.5% by 2009. Next slide please.

[SLIDE 24]
This slide presents our estimate of the merger’s internal rate of return or IRR. We estimate an IRR for this transaction of 16.1%, well in excess of National Penn’s cost of capital which we currently estimate to be in the range of 11-12%. Next slide please.

I’ll now turn it back over to Glenn for some concluding comments.

Glenn Moyer:       Thanks Mike.

We hope that you’ve sensed our high level of enthusiasm but with a healthy dose of realism during the course of the presentation today. Strong market position in Pennsylvania. Superb management team. Expanded capabilities in Wealth Management. Low risk integration. Financially compelling from an EPS, tangible book value and IRR perspective.  We truly believe we are creating a new organization that is engineered for success.

With that, Scott, Mike and I look forward to answering questions you may have submitted regarding our merger.

Q & A PERIOD [Moderated by Mike Reinhard]
Thank you Glenn. We received a few questions that I’d like to begin addressing with you.

CONCLUDING COMMENT:

Glenn Moyer:  In conclusion, we appreciate your interest in our proposed merger with KNBT. We look forward to communicating with you further about this transaction, which we believe will be positive for both of our organizations.

Thank you for joining us today and for your on-going interest in National Penn Bancshares.

****

Additional Information About This Transaction:

National Penn intends to file a registration statement on Form S-4 in connection with the transaction, and National Penn and KNBT intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Shareholders and investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information about National Penn, KNBT Bancorp and the transaction. You may obtain a free copy of the joint proxy statement/prospectus (when it is available) as well as other filings containing information about National Penn and KNBT, at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus, may also be obtained from National Penn or KNBT, by directing the request to either of the following persons:

Ms. Sandra L. Spayd	Mr. Eugene Sobol
Corporate Secretary	Senior Executive Vice President and Chief Financial Officer
National Penn Bancshares, Inc.	KNBT Bancorp, Inc.
Philadelphia and Reading Avenues	90 Highland Avenue
Boyertown, PA 19512	Bethlehem, PA 18017
(610) 369-6202	(610) 807-5888

National Penn, KNBT and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of National Penn and KNBT in favor of the transaction. Information regarding the interests of the executive officers and directors of National Penn and KNBT in the transaction will be included in the joint proxy statement/prospectus.